UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Li-Cycle Holdings Corp.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

50202P105
(CUSIP Number)

Peter Wright
Glencore Canada Corporation
100 King Street West, Suite 6900
Toronto, ON, M5X 1E3, Canada
(416) 775-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50202P105	13D

1	NAMES OF REPORTING PERSONS
Glencore plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,856,623 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,856,623 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,856,623 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

(1) Represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore plc. See Note (1) to Glencore Canada Corporation’s cover page of this Amendment No. 4. See Item 5 for more information.

(2) See Note (2) to Glencore Canada Corporation’s cover page of this Amendment No. 4. See Item 5 for more information.

CUSIP No. 50202P105	13D

1	NAMES OF REPORTING PERSONS
Glencore International AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,856,623 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,856,623 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,856,623 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

(1) Represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore International AG. See Note (1) to Glencore Canada Corporation’s cover page of this Amendment No. 4. See Item 5 for more information.

(2) See Note (2) to Glencore Canada Corporation’s cover page of this Amendment No. 4. See Item 5 for more information.

CUSIP No. 50202P105	13D

1	NAMES OF REPORTING PERSONS
Glencore Canada Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,856,623 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,856,623 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,856,623 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 61,849,200 Common Shares of Li-Cycle Holdings Corp (the “Issuer”) that are issuable to Glencore Canada Corporation upon conversion of all of the outstanding secured and unsecured notes of the Issuer held by Glencore Canada Corporation, subject to adjustment and including accrued but unpaid interest through December 9, 2024, plus 7,423 Common Shares of the Issuer awarded to Mr. Kunal Sinha under the Issuer’s 2021 Incentive Award Plan. See Item 5 for more information.

(2) Percent of Common Shares calculated based on 27,508,269 Common Shares of the Issuer outstanding as of December 6, 2024 (such outstanding shares based on information provided to the Reporting Persons by the Issuer), plus the number of Common Shares of the Issuer that are issuable to Glencore Canada Corporation as described in Note (1) above. See Item 5 for more information.

This Amendment No. 4 (this “Amendment No. 4”) is being filed by the undersigned to amend and supplement the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2022 (as amended, from time to time, the “Schedule 13D”) relating to the common shares, without par value (the “Common Shares”), of Li-Cycle Holdings Corp. (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

In accordance with the terms of the applicable notes, and as a result of the occurrence of the First Modification Date, which occurred on December 9, 2024, and ongoing sales of Common Shares by the Issuer pursuant to the ATM Program, as applicable, the conversion price for the $116,551,170.40 original principal amount note of the A&R Glencore Convertible Notes was adjusted to $3.03, the conversion price for the $114,615,632.00 original principal amount note of the A&R Glencore Convertible Notes was adjusted to $76.23, and the New Note Conversion Price for the Senior Secured Convertible Note was adjusted to $4.14, each subject to future adjustments in accordance with the terms of the applicable notes.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a) - (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 4, as of December 9, 2024, are incorporated herein by reference.

As of such date, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), an aggregate of 61,849,200 Common Shares issuable upon the conversion of the Senior Secured Convertible Note and A&R Glencore Convertible Notes directly owned by Glencore Canada Corporation, including accrued but unpaid interest through December 9, 2024, plus 7,423 Common Shares awarded to Mr. Kunal Sinha under the Issuer’s 2021 Incentive Award Plan. This amount of Common Shares represents approximately 69.2% of the outstanding Common Shares and is calculated based on 27,508,269 Common Shares of the Issuer outstanding as of as of December 6, 2024 (such outstanding shares based on information provided to the Reporting Persons by the Issuer), plus the 61,849,200 Common Shares of the Issuer issuable to Glencore Canada Corporation upon conversion of all of the Senior Secured Convertible Note and A&R Glencore Convertible Notes directly owned by Glencore Canada Corporation including accrued but unpaid interest through December 9, 2024. Mr. Sinha is the Global Head of Recycling at the Glencore group and holds the securities reported herein for the benefit of the Reporting Persons, and will, after vesting, if applicable, transfer the securities directly to the Reporting Persons.

(c) Except as otherwise disclosed in this Amendment No. 4, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has effected any transaction during the past 60 days in, any Common Shares.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

99.8	Powers of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2024	GLENCORE PLC

	By:	/s/ John Burton
	Name:	John Burton
	Title:	Company Secretary

GLENCORE INTERNATIONAL AG

	By:	/s/ John Burton
	Name:	John Burton
	Title:	Attorney-in-fact

GLENCORE CANADA CORPORATION

	By:	/s/ John Burton
	Name:	John Burton
	Title:	Attorney-in-fact